EXHIBIT 1.01

COGNEX CORPORATION
CONFLICT MINERALS REPORT
FOR THE YEAR ENDED DECEMBER 31, 2016

Cognex Corporation (the Company) is a leading worldwide provider of machine vision products that capture and analyze visual information in order to automate tasks, primarily in manufacturing processes, where vision is required. The Company specializes in machine vision systems that are used to automate the manufacture and tracking of discrete items, by locating, identifying, inspecting, and measuring them during the manufacturing or distribution process. We offer a full range of vision and ID products designed to meet customer needs at different performance and price points. Our products range from low-cost vision sensors that are easily integrated, to PC-based systems for users with more experience or more complex requirements. Our products also have a variety of physical forms, depending upon the user’s need. For example, customers can purchase vision software to use with their own camera and processor, or they can purchase a stand-alone unit that combines camera, processor, and software into a single package. Our products may contain any combination of lights, lenses, sensors, power supplies, cameras, cables, circuit boards, software, brackets, frames, resistors, transistors, or capacitors, among other things. Because of these components, our products do contain conflict minerals, as defined below.
In 2010, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank) Section
1502 requiring the Securities and Exchange Commission (SEC) to issue a rule specifically relating to the use of conflict minerals within manufactured products. Conflict minerals are defined by the U.S. Law as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tin, tantalum, and tungsten (collectively known as the 3TGs). The SEC rule requires any SEC registrant that manufactures, or contracts for the manufacture of, products that contain 3TGs that are necessary to the functionality or production of their products to determine whether the conflict minerals originated from the Democratic Republic of the Congo (DRC) and adjoining countries (collectively, the DRC Region), and, if so, whether the purchase of those conflict minerals directly or indirectly financed or benefited armed groups in the DRC Region. By enacting this provision, Congress intends to further the humanitarian goal of ending the violent conflict in the DRC Region, which has been partially financed by the exploitation and trade of conflict minerals originating in that area. Under this rule, the Company must conduct a reasonable country of origin inquiry (RCOI) to determine if there is reason to believe that conflict minerals necessary to the functionality or production of a product manufactured or contracted to be manufactured by the Company may have originated in the DRC Region, and whether those minerals may have come from recycled or scrap sources. If, based upon the RCOI, the Company knows or has reason to believe that any of the necessary 3TGs contained in its products originated or may have originated in the DRC Region and knows or has reason to believe that those 3TGs may not be solely from recycled or scrap sources, the Company must conduct due diligence on the source and chain of custody of the conflict minerals to determine if the necessary 3TGs contained in those products did or did not originate from the DRC Region and, if so, whether they directly or indirectly finance or benefit armed groups in the DRC region. To comply with this rule, the Company has undertaken a review of our products and the inputs thereto. We have described that process below.

Due Diligence

The Company's due diligence framework has been designed to conform in all material respects to the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the "OECD guidance"). Summarized below are the components of our conflict minerals program as performed for the year ended December 31, 2016 as they relate to the five-step framework set forth in the OECD guidance:

Establish Strong Company Management Systems:
In 2013, senior management, including Vice Presidents from the legal, finance, and operations functions, developed the Company's Conflict Minerals Policy. This Policy is available on our corporate website and is updated periodically. Currently, the Company's Quality Engineering group within the operations function is responsible for complying with the Policy and implementing the Company's conflict minerals program with input from finance, legal, procurement, and senior management. This program involves monitoring our RCOI and due diligence processes and responses thereto.

The Company has established a process to develop transparency in the conflict minerals supply chain that seeks to identify smelters utilized by our suppliers, including collecting and retaining related information. To do this, management

EXHIBIT 1.01

thoughtfully and methodically reviewed our approved supplier list to identify suppliers (and contract manufacturers over which we influence the design of the product) who do or may supply us with product that contains conflict minerals. Management then performed a RCOI with the assistance of a third party. The third party was responsible for making the inquiries of our suppliers, monitoring response rates, cataloging responses, and reviewing responses for completeness.

Because the Company is not in a position to obtain mine of origin or transit routes, or to carry out spot checks with respect to smelters with which we do not have business relationships, the Company has requested, through our third party service provider, that our preferred suppliers and contract manufacturers complete the Electronic Industry Citizenship Coalition (EICC)/Global e-Sustainability Initiative (GeSI) conflict minerals reporting template to identify the sources of their minerals and whether those minerals are derived from recycled or scrap sources. When responding to this EICC/GeSI template, the supplier must indicate the extent of their sourcing of these minerals from conflict-affected and high-risk areas. The Company requires all questions to be answered factually, which may require additional research to be performed by the supplier. This inquiry process has been designed to be completed annually with each supplier. In addition, suppliers are expected to perform successive upstream inquiries until a smelter is identified in order to complete the EICC/GeSI template.

The third party service provider compiles these results and submits monthly reports to the Company. Management is responsible for reviewing these reports for reasonableness and may seek additional information from a supplier that did not respond or submits an incomplete response or a response that management has reason to believe may be incorrect.

Violations of the Company's Conflict Minerals Policy can be reported via the vehicles identified on the "Contact Us" page of our corporate website: http://www.cognex.com/Home/ContactUs.aspx.

Identify and Assess Risks in the Supply Chain:
As noted above, the Company utilizes a third party to compile the results of our RCOI. The responses to the EICC/GeSI template are reviewed periodically to assess risk in our supply chain. Part of this assessment includes reviewing responses to identify "red flag" triggers. Additional due diligence procedures would be carried out based upon specific facts and circumstances. Additional due diligence measures may include:

•
Reviewing the Company's Supplier Code of Conduct with the vendor to reinforce the Company's expectations regarding conflict minerals. This Code requires vendors to maintain sufficient knowledge of input materials and components to ensure that they were obtained from permissible sources in compliance with laws and regulations. This Supplier Code of Conduct is aligned with Annex II of the OECD Due Diligence Guidance for Responsible Supply Chains;

•
Following up via email or phone with vendors who submit insufficient or inconsistent responses or a response that management determined contained errors or inaccuracies. Those vendors were asked to provide clarification or a revised response, as appropriate;

•	Reviewing the response provided to determine if the vendor identified any certified conflict free smelters; or

•	Reviewing the vendor's Conflict Minerals policy, if available.

Design & Implement a Strategy to Respond to Identified Risks
Management will carry out the due diligence and RCOI procedures described above through direct contact by phone, email, or other writing with our suppliers. As requested, we will provide a copy of our Conflict Minerals Policy to vendors and other users. If, after multiple attempts, management cannot achieve satisfactory resolution after a red-flag trigger is identified, results would be reviewed with senior management and the vendor relationship would be evaluated. At that time, the Company may consider evaluating the vendor's due diligence program.

Carry Out Independent Third-Party Audit of Due Diligence Practices
The Company is relying upon programs such as the Conflict Free Smelter Program and other recognized mechanisms to audit smelters' due diligence practices.

Report Annually on Supply Chain Due Diligence
The Company reports periodically to senior management including the Chief Compliance Officer and Legal Counsel on our internal due diligence efforts. In addition, our Conflict Minerals Policy and Conflict Minerals Report contained in Form SD are posted on our corporate website. The Form SD and Conflict Minerals Report are also publicly-available on the SEC Edgar website.

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The Company's RCOI included inquiry of 458 vendors. Responses, in the form of a completed EICC/GeSI template or other vendor disclosures, have been received for approximately 56% of the components used in our product offerings. At the time of this filing, the Company has received positive confirmation that materials sourced from 88 of our suppliers contain 3TGs from the DRC Region. However, we have not received responses from 100% of our suppliers, and therefore, management expects this number to grow in future years. Of the responses received, management identified 567 smelters located in 48 different countries. 239 of those smelters were Certified Conflict Free Smelters. 20 of those 88 suppliers who positively confirmed that they source 3TGs from the DRC Region, noted that they had not yet completed mapping their supply chain back to its source. Therefore, at this time, management is unable to ascertain the country of origin for all our products based upon the responses from our suppliers. It is the desire of the Company to make responsible sourcing decisions for all of our 3TG products, including materials and components contained therein; however, due to the complexity of our supply chain and the number of suppliers involved, this is a process that will continue to evolve over time. Management will continue its due diligence efforts to mitigate the risk that any conflict minerals in its products might directly or indirectly benefit armed groups.

Pursuant to the April 29, 2014 “Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule” issued by Keith F. Higgins, Director, SEC Division of Corporation Finance, the Company is not required to describe its products as “DRC Conflict Free” or “DRC Conflict Undeterminable.” The Company is not required to obtain, and has not obtained, an independent private sector audit of this Conflict Minerals Report.

Product Description

As noted above, based upon responses from suppliers, the Company believes that its products contain necessary 3TGs that originate in the DRC Region and do not come from recycled or scrap sources. At this time, the Company is not able to positively identify all smelters, locations of those smelters, and the countries from which those smelters derive 3TGs.

Of the responses received, the Company has identified 567 smelters located in the following countries:

AUSTRALIA	INDONESIA	PHILIPPINES	THAILAND
AUSTRIA	ITALY	POLAND	TURKEY
BELGIUM	JAPAN	RUSSIAN FEDERATION	UNITED ARAB EMIRATES
BOLIVIA	KAZAKHSTAN	RWANDA	UNITED KINGDOM
BRAZIL	REPUBLIC OF KOREA	SAUDI ARABIA	UNITED STATES
CANADA	KYRGYZSTAN	SINGAPORE	UZBEKISTAN
CHILE	MACEDONIA	SLOVAKIA	VIETNAM
CHINA	MALAYSIA	SOUTH AFRICA	ZAMBIA
CZECH REPUBLIC	MEXICO	SPAIN	ZIMBABWE
ESTONIA	NETHERLANDS	SUDAN
FRANCE	NEW ZEALAND	SWEDEN
GERMANY	NORWAY	SWITZERLAND
INDIA	PERU	TAIWAN

Conclusion

The Company is committed to take reasonable action with respect to suppliers who are not conflict free and/or do not comply with our disclosure requests as outlined in this report.